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                             March 24, 2022

       Enrique Mayor-Mora
       Chief Financial Officer
       CarMax, Inc.
       12800 Tuckahoe Creek Parkway
       Richmond, Virginia 23238

                                                        Re: CarMax, Inc.
                                                            Form 10-K for
Fiscal Year Ended February 28, 2021
                                                            Filed April 20,
2021
                                                            File No. 001-31420

       Dear Mr. Mayor-Mora:

              We have reviewed your March 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 25, 2022 letter.

       Form 10-K for Fiscal Year Ended February 28, 2021

       Item 7. Management's Discussion and Analysis
       Results of Operations - CarMax Sales Operations
       Used Vehicle Sales
       Fiscal 2021 Versus Fiscal 2020, page 34

   1. It appears the second sentence in the second paragraph of your response to comment 3 is useful information
to aid investors in understanding how mix in sales by vehicle age affected the average
retail selling price and the consequent impact on your revenue.
                                                        Please consider
revising your disclosure to include this information.
 Enrique Mayor-Mora
FirstName  LastNameEnrique Mayor-Mora
CarMax, Inc.
Comapany
March      NameCarMax, Inc.
       24, 2022
March2 24, 2022 Page 2
Page
FirstName LastName
Gross Profit Per Unit, page 35

2. We have reviewed your response to comment 5. In your response you state "wholesale sales are a complement of conducting [your] retail sales," and you therefore do not include wholesale units sold within your calculation of total gross profit per unit. Please advise why "wholesale vehicle gross profit" would not similarly be excluded.

         Your response also states your wholesale vehicle purchases are in part to "provide a competitive sourcing advantage for [your] operations." Your response appears to indicate wholesale unit purchases (and sales) are designed to be a driver of your retail unit purchases (and sales), as is evidenced by inclusion of wholesale vehicle gross profit within total gross profit per unit. If true that wholesale vehicle gross profit is attributed to used vehicle sales, please advise why the Company performs a separate analysis of wholesale vehicle gross profit per unit using wholesale vehicle unit sales.
       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services